Sub-Item 77E: Legal Proceedings

Legal Proceedings

On October 14, 2010, Jill Southworth, as Trustee of the Jill Southworth Revocable Trust, filed a derivative lawsuit against Hartford Investment Financial Services, LLC ("HIFSCO") on behalf of six funds:  The Hartford Capital Appreciation Fund, The Hartford Dividend and Growth Fund, The Hartford Corporate Opportunities Fund, The Hartford MidCap Fund, The Hartford Short Duration Fund, and The Hartford Total Return Bond Fund.  The lawsuit, which was filed in the United States District Court for the District of Delaware, seeks recovery under Section 36(b) of the Investment Company Act of 1940, as amended (“1940 Act”) for the alleged overpayment of investment management and distribution fees to HIFSCO.  The Hartford intends to vigorously defend the action.

On February 25, 2011, Jennifer L. Kasilag, Louis Mellinger, Judith M. Menendez, Jacqueline M. Robinson, and Linda A. Russell filed a derivative lawsuit against HIFSCO on behalf of six funds: The Hartford Global Health Fund, The Hartford Conservative Allocation Fund, The Hartford Growth Opportunities Fund, The Hartford Inflation Plus Fund, The Hartford Advisers Fund and The Hartford Money Market Fund. The lawsuit, which was filed in the United States District Court for the District of New Jersey, seeks recovery under Section 36(b) of the 1940 Act for the alleged overpayment of investment management and 12b-1 distribution fees to HIFSCO. Plaintiff seeks recovery of the alleged overpayments or, alternatively, rescission of the contracts and restitution of all fees paid, together with lost earnings.  The Hartford intends to vigorously defend the action.